September 30, 2024

Tang Siu Fung
Chief Executive Officer
Mega Fortune Co Ltd.
Unit 327 3/F 16W 16
Science Park West Avenue
Shatin, New Territories
Hong Kong

       Re: Mega Fortune Co Ltd.
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted September 13, 2024
           CIK No. 0002033377
Dear Tang Siu Fung:

     We have reviewed your amended draft registration statement and have the following comment.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
September 5, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
56

1. We note that your largest customers represent a significant percentage of your revenue and accounts receivable and your largest suppliers account for a significant percentage of your accounts payable and cost of revenue. Please revise to provide a discussion of the material terms of your agreements with significant customers and suppliers, including the financial terms, duration, and any termination provisions.
 September 30, 2024
Page 2

       Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce at 202-551-3887 or Matthew Derby at 202-551-3334 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Jeffrey Li